GREAT PLAINS ENERGY INVESTOR PRESENTATION September 2016 OUR FUTURE FOCUS Filed by Great Plains Energy Incorporated Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Form S-4 File No.: 333-212513 Subject Company: Westar Energy, Inc.

INVESTOR PRESENTATION FORWARD-LOOKING STATEMENTS 2 Statements made in this report that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made.  Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy’s proposed acquisition of Westar Energy, Inc. (Westar), the outcome of regulatory proceedings, cost estimates of capital projects and other matters affecting future operations.  In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and KCP&L are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information.  These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy's ability to successfully manage transmission joint venture or to integrate the transmission joint ventures of Westar;  the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated acquisition of Westar; the risk that a condition to the closing of the anticipated acquisition of Westar or the committed debt or equity financing may not be satisfied or that the anticipated acquisition may fail to close; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the anticipated acquisition of Westar and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated acquisition of Westar; the costs incurred to consummate the anticipated acquisition of Westar; the possibility that the expected value creation from the anticipated acquisition of Westar will not be realized, or will not be realized within the expected time period; the credit ratings of Great Plains Energy following the anticipated acquisition of Westar; disruption from the anticipated acquisition of Westar making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; and other risks and uncertainties.

Continue to promote the economic strength of the region, improve the customer experience and grow earnings OUR STRATEGIC PRIORITIES EXECUTING OUR PLAN FOR CONTINUED GROWTH BEST-IN-CLASS OPERATIONS CUSTOMER ENGAGEMENT Disciplined execution to deliver reliable and low cost power Focused on earning our allowed return by actively managing regulatory lag Proactive economic development Transition toward sustainable energy portfolio Responsive to changing customer expectations Technology investments that facilitate more informed customer interaction Expand comprehensive suite of energy-related products and services TARGETED INVESTMENTS Balanced strategic growth initiatives through national transmission opportunities and flexibility for opportunistic growth INVESTOR PRESENTATION 3

WESTAR ACQUISITION enhances growth prospects and IS EXPECTED TO provide greater earnings stability INVESTOR PRESENTATION 4 Strong geographic fit facilitates significant operating and cost efficiencies Positioned to accelerate EPS growth with more predictability, while keeping customer rates low 100 years of existing operating and regulatory experience in Kansas Enhanced operating platform to drive long-term value Better positioned to make targeted investments that drive customer value Maintenance of strong investment grade ratings with solid free cash flow profile that facilitates investment and debt repayment without incremental equity following the closing of the transaction Positioned to deliver top-quartile total shareholder returns On track to close transaction in spring of 2017

Combination of Great Plains Energy and Westar Energy creates a leading Midwest utility better positioned to serve customers, meet the region’s energy needs, optimize investments and achieve improved and more stable, long-term financial returns COMPELLING STRATEGIC AND GEOGRAPHIC FIT Great Plains Energy Power Plants Transmission Lines: Projects Operating Electric Territory Headquarters Westar Power Plants Electric Territory Headquarters Shared Power Plants COMBINED SERVICE TERRITORY1 FUTURE CORPORATE HEADQUARTERS KEY OPERATING METRICS Source: SNL, Great Plains Energy and Westar Investor Presentations. Excludes Great Plains’ power plant in the Mississippi Delta and Westar’s Spring Creek Energy Center in Logan County, OK. Excludes 920MW of purchased power. Great Plains Energy Westar Combined Rate Base ($mm) $6,600 $7,100 $13,700 Electric Customers 851,200 702,000 1,553,200 Generation Capacity (MW) 6,446 6,267² 12,713 Transmission Miles 3,600 6,300 9,900 Distribution Miles 22,500 28,800 51,300 Great Plains Energy: Downtown, Kansas City, Missouri Kansas Operations: Downtown, Topeka, Kansas INVESTOR PRESENTATION 5

Contiguous service territories and complementary customer mix Existing partnerships and shared ownership of generation assets Increased access to attractive rate-based growth opportunities STRONG GEOGRAPHIC FIT AND COMPLEMENTARY OPERATIONS Better positioned to efficiently transition generation mix from coal to natural gas and renewables Increased ability to invest in transmission assets Increased flexibility to mitigate impacts from carbon regulation More than 45% of retail customer demand to be met with emission-free energy PROVIDES ROBUST PLATFORM TO PURSUE NEW SUSTAINABLE GROWTH OPPORTUNITIES Combines best practices to increase operating efficiency Strong regulatory, community and political relationships Diversifies regulatory jurisdictions and offers increased stability Drives cost savings and benefits for more than 900,000 Kansas customers and 600,000 Missouri customers ENHANCED OPERATING PLATFORM TO DRIVE VALUE FOR SHAREHOLDERS AND CUSTOMERS INVESTOR PRESENTATION 6 COMPELLING STRATEGIC RATIONALE

FINANCIAL BENEFITS OF THE TRANSACTION Overview Expected Benefits Efficiencies and Cost Savings Significant opportunities for efficiencies Team with strong track record of M&A execution, including efficiencies ~$65 million of net efficiencies projected in year 1 and improving to ~$200 million in year 3 and beyond Target EPS Accretion Significantly accretive relative to Great Plains Energy standalone plan Targeting ~10% EPS accretion by 20201 Enhanced Growth Profile Stronger platform to pursue attractive organic growth Better positioned to earn allowed returns Higher long-term EPS growth (6-8%)2 vs. standalone, and dividend growth (5-7%) on a 60-70% payout ratio Robust Balance Sheet Solid, investment grade profile Strong cash flow supports improving credit metrics Investment grade confirmed at S&P and Moody’s $750 million of committed equity financing validates transaction’s strategic and financial rationale INVESTOR PRESENTATION 7 Based on midpoint of 6-8% EPS growth target off 2016 adjusted (non-GAAP) EPS guidance range of $1.65-$1.80. 2016 adjusted (non-GAAP) EPS excludes costs to achieve the acquisition of Westar. Based on 2016 adjusted (non-GAAP) EPS guidance range of $1.65 -$1.80.

SIGNIFICANT OPPORTUNITIES FOR EFFICIENCIES FROM COMPLEMENTARY OPERATIONS AND ADJACENT SERVICE TERRITORIES Combination of Great Plains Energy and Westar Energy provides significant opportunities for increased efficiency, cost savings and investment optimization across the combined company INVESTOR PRESENTATION 8 Estimated NET Efficiencies of ~$200 million IN year 3 AND BEYOND Includes estimated pre-tax customer cost of capital and depreciation impacts.

Solid execution of our strategic plan and financial results combined with long-term targets equal an attractive platform for investors BASE PLAN INCREMENTAL OPPPORTUNITIES FROM WESTAR TRANSACTION EPS GROWTH TARGET Annualized EPS growth of 4% to 5% through 20201 Rate base growth of 2% to 3% through 20202 Focus on minimizing regulatory lag Annualized EPS growth of 6% to 8% through 20201 Rate base growth of 3% to 4% through 20202 Focus on minimizing regulatory lag DIVIDEND GROWTH TARGET Dividend growth of 5% to 7% through 2020 Dividend payout ratio of 60% to 70% through 2020 Dividend growth of 5% to 7% through 2020 Dividend payout ratio of 60% to 70% through 2020 TOTAL RETURN Balanced total shareholder return profile Potential for top-quartile total shareholder return profile Based on our 2016 adjusted EPS (non-GAAP) guidance range of $1.65 - $1.80. Includes the impact of bonus depreciation. INVESTOR PRESENTATION 9 ENHANCED SHAREHOLDER RETURN PROFILE OVER STANDALONE PLAN

Significant efficiencies and cost savings Incremental investment opportunities Transmission Renewables Energy efficiency Attractive, efficient financing Significant targeted eps accretion Overview of benefits Great Plains Energy Eps growth target INVESTOR PRESENTATION 10 Potential for ~$0.15 to ~$0.25 of EPS accretion by 2020 over standalone plan (with meaningful upside) Meaningful accretion based on midpoint of 2016 Adjusted (non-GAAP) EPs guidance range of $1.65 - $1.80.1 Standalone EPS Target Pro Forma EPS Target 2016 adjusted (non-GAAP) EPS excludes costs to achieve the acquisition of Westar.

TRANSACTION FACILITATES TOP TIER SHAREHOLDER RETURNS INVESTOR PRESENTATION 11 Source: IBES median estimates and Bloomberg market data as of 06-Sep-2016. Note: EPS growth of peers calculated as ’16-’19 EPS CAGR based on IBES consensus estimates. Where 2019 IBES estimates are not available, ’16-’18 CAGR is used. Standalone Great Plains Energy TSR based on EPS guidance prior to transaction announcement. Pro Forma Great Plains Energy TSR based on current EPS guidance. Dividend yield calculated as latest quarterly dividend annualized divided by current share price. Great Plains Energy VS. EEI INDEX 1st QUARTILE 2nd QUARTILE 3rd QUARTILE 4th QUARTILE FULLY regulated model differentiates Great Plains Energy from many industry peerS

Transformation into a Leading Midwest Utility SELECTED MID-CAP UTILITIES BY ENTERPRISE VALUE ($BN) Source: Company filings, investor presentations, Bloomberg market data as of 06-Sep-2016. INVESTOR PRESENTATION 12 SELECTED MID-CAP UTILITIES BY CUSTOMERS (MILLIONS) SELECTED MID-CAP UTILITIES BY RATE BASE ($BN) Combined Company Combined Company

PRO FORMA CREDIT METRICS SUPPORTS INVESTMENT GRADE RATINGS PROJECTED CASH FROM OPERATIONS / TOTAL DEBT INVESTOR PRESENTATION 13 PROJECTED INTEREST COVERAGE RATIO Significant combined company free cash flow facilitates improving credit metrics over time Rating agencies confirmed solid investment grade ratings at transaction close1 GPE senior unsecured debt is currently rated BBB at S&P with a negative outlook and Baa2 at Moody's and under review for possible downgrade. We expect to maintain our investment grade ratings.

Key financial Terms Number of shares of Great Plains Energy stock to be based on an Exchange Ratio equal to the quotient obtained by dividing $9.00 by the 20-day volume-weighted average price of Great Plains stock at closing, subject to a 7.5% collar mechanism such that the minimum number of Great Plains Energy shares issued per Westar Energy share will be 0.2709 and maximum will be 0.3148, based on the May 26, 2016 closing price of $30.91. INVESTOR PRESENTATION 14 Total equity purchase price of approximately $8.6 billion 85% cash ($7.3 billion) 15% stock to Westar shareholders ($1.3 billion) Enterprise value of approximately $12.2 billion including Westar Energy’s assumed net debt Purchase price consists of $51.00 in cash and 0.2709 – 0.3148 of Great Plains Energy shares based on a collar mechanism Collar mechanism that adjusts number of shares issued to provide fixed value within a 7.5% trading band for Great Plains Energy stock1

Expect to finance total equity purchase price of $8.6 billion for the Westar acquisition with approximately 50% equity and 50% debt1 Focused on optimizing execution and minimizing financing risk through multiple risk management techniques Permanent financing expected to consist of approximately2: $1.3 billion of equity to Westar shareholders $750 million of mandatory convertible preferred equity commitment represented first step in de-risking financing plan $2.35 billion planned issuances of equity to include public offerings of mandatory convertible preferred and common stock $4.4 billion of new Great Plains Energy debt3 Anticipated financing plans are subject to change based on market conditions. Includes transaction costs and expenses. In June 2016, Great Plains Energy entered into four interest rate swaps, with a total notional amount of $4.4 billion, to hedge against interest rate fluctuations on future issuances of long-term debt. ATTRACTIVE, EFFICIENT FINANCING OF TRANSACTION Committed to maintaining solid, investment grade profile INVESTOR PRESENTATION 15

COMBINATION Expands Geographic and Regulatory Diversification Customer breakdown by jurisdiction based on retail sales generation. KCP&L and GMO are also subject to regulation by The Federal Energy Regulatory Commission (FERC) with respect to transmission, wholesale sales and rates, and other matters. Westar generation excludes 920MW generation under PPA, includes 480MW renewables under development. Standalone Great Plains Energy Standalone Westar Combined Company Geography by Customer1 Rate Base Mix by Jurisdiction2 Capacity Mix (MW)3 INVESTOR PRESENTATION 16

We are firmly committed to reducing regulatory lag OUR REGULATORY PRIORITIES Approval of Westar acquisition KCP&L Missouri filed $62.9 million1 general rate case on July 1, 2016, to recover investments and to address cost of service lag Expedited GMO rate case schedule calls for new retail rates effective December 2016 File abbreviated rate case for KCP&L Kansas by November 2016 Committed to work toward comprehensive regulatory reform in Missouri and expect to pursue legislation again in 2017 MANAGING LEGISLATIVE AND REGULATORY ENVIRONMENT Does not include net fuel and purchased power of $27.2 million that absent the case would flow through a fuel recovery mechanism. Total requested increase in base rates including net fuel and purchased power is $90.1 million or 10.77%. INVESTOR PRESENTATION 17

2016 2017 Q2 Q3 Q4 Q1 Q2 Acquisition Announcement Regulatory Filings (U.S. DOJ/FTC, Kansas1, NRC, FERC) Secure Appropriate State and Federal Regulatory Approvals File Proxy Statement / Hold Special Shareholder Meetings Public Equity (Common/Mandatory) Financings Public Debt Financing Receive Regulatory Approvals Target Close ROADMAP TO CLOSE FOR ACQUISITION Kansas has 300 days following filing to rule on transaction. INVESTOR PRESENTATION 18

REGULATORY APPROVAL STATUS Stakeholder Filed APPROVAL ANTICIPATED Kansas √ 2Q 2017 FERC √ 4Q 2016 NRC √ 1Q 2017 U.S. DOJ/FTC (Hart-Scott-Rodino) TBD TBD FCC TBD TBD INVESTOR PRESENTATION 19 STATUS OF REQUIRED REGULATORY APPROVALS WE CONTINUE TO HAVE CONSTRUCTIVE DIALOGUE WITH ALL REGULATORY STAKEHOLDERS AND REMAIN CONFIDENT THAT WE WILL SECURE ALL APPROVALS IN A TIMELY MANNER

2016 2018 Q1 Q3 Q4 Q1 – Q4 GMO general rate case filing1 KCP&L MO general rate case filing2 Anticipated KCP&L KS abbreviated rate case filing Anticipated Westar abbreviated rate case filing Anticipated KCP&L KS, KCP&L MO, GMO and Westar rate case filings Traditional 11-month rate case timeline in Missouri and ~8 months in Kansas Expect new retail rates to be effective late December 2016 Expect new retail rates to be effective late May 2016. INVESTOR PRESENTATION 20 RATE CASE TIMELINE TRANSACTION EXPECTED TO MITIGATE RATE INCREASES OVER TIME

Adjacent utility territories provided ease of integration and significant efficiency opportunities Modestly dilutive in 2008 and accretive beginning in 2009 Enhanced earnings growth prospects Lower rate increases for Aquila customers STRATEGIC TRANSACTION ANNOUNCED ON FEBRUARY 7, 2007 Received shareholder approval on October 10, 2007 Received Federal Energy Regulatory Commission (FERC) approval on October 19, 2007 Successful review and approval by and Kansas Corp. Commission & Missouri PSC on May 15, 2008 and July 1, 2008 (effective July 11, 2008), respectively Transaction completed on July 14, 2008 SUCCESFULLY COMPLETED TRANSACTION FOLLOWING RECEIPT OF ALL NECESSARY APPROVALS Significant savings for Aquila and KCP&L customers Realized Aquila synergies exceeded initial expectations DELIVERED ON FINANCIAL AND OPERATIONAL PROMISES FOLLOWING SUCCESSFUL INTEGRATION INVESTOR PRESENTATION 21 Complementary operations, cultures and teams pave the way for history to repeat itself with Westar transaction SUCCESSFUL M&A TRACK RECORD – AQUILA CASE STUDY

EARNINGS GUIDANCE Reaffirming 2016 adjusted EPS (non-GAAP) guidance range of $1.65 - $1.80 REVENUE ASSUMPTIONS Normal weather for the remainder of 2016 Weather-normalized demand growth 12-months ended June 30, 2016, weather-normalized demand down 0.4%, net of an estimated 0.7% impact from energy efficiency—in line with full year projection of flat to 0.5% New retail rates and cost recovery mechanisms in KCP&L’s Missouri and Kansas jurisdictions effective September 29, 2015 and October 1, 2015, respectively OTHER DRIVERS Disciplined cost and capital management Effective tax rate of approximately 37% in 2016 INVESTOR PRESENTATION 22 FULL-YEAR 2016 EARNINGS OUTLOOK

APPENDIX INVESTOR PRESENTATION 23

GREAT PLAINS ENERGY MANAGEMENT TEAM TALENT, DEPTH AND PROVEN HISTORY OF EXECUTION INVESTOR PRESENTATION 24 Terry D. Bassham Chief Executive Officer 30 Years Scott H. Heidtbrink Executive Vice President and Chief Operating Officer 30 Years Duane D. Anstaett Vice President Generation 30 Years Kevin T. Noblet Vice President Delivery 19 Years Kevin E. Bryant Senior Vice President Finance and Strategy and Chief Financial Officer 13 Years Lori A. Wright Vice President Corporate Planning, Investor Relations and Treasurer 29 Years Steve P. Busser Vice President Risk Management and Controller 20 Years Heather A. Humphrey Senior Vice President Corporate Services and General Counsel 10 Years Darrin R. Ives Vice President Regulatory Affairs 19 Years Maria R. Jenks Vice President Supply Chain 19 Years Charles A. Caisley Vice President of Marketing and Public Affairs 12 Years Ellen E. Fairchild Chief Compliance Officer and Corporate Secretary 24 Years Charles L. King Vice President Information Technology and Chief Information Officer 26 Years

PRO FORMA COMBINED COMPANY corporate structure Great Plains Energy Baa2 / BBB Revolver Size: $200mm Kansas City Power & Light Baa1 / BBB+ Revolver Size: $600mm KCP&L Greater Missouri Operations Baa2 / BBB+ Revolver Size: $450mm Westar A2 / A1 Revolver Size: $1,000mm Kansas Gas & Electric A2 / A1 . Westar and KGE ratings shown are senior secured ratings given term debt is all secured. INVESTOR PRESENTATION 25

Overview of Mandatory Convertible Preferred Overview OCM Credit Portfolio LP (“OMERS”), an affiliated entity of Ontario Municipal Employees Retirement System has committed to purchase $750 million of Great Plains Energy Mandatory Convertible Preferred Stock at closing of announced Westar Energy acquisition Terms of OMERS investment pursuant to Stock Purchase Agreement dated May 29, 2016 Key Terms OMERS to purchase 750,000 shares of Mandatory Convertible Preferred Stock with liquidation preference of $1,000 per share 7.25% dividend rate; optional conversion at an implied price of $34.38 (20% conversion premium to reference price of $28.65) Issuance date: concurrent with closing of Westar acquisition (expected spring 2017) Mandatory conversion date: 3 years after issuance Mandatory Conversion Number of Great Plains Energy common shares on conversion based on conversion rate and Great Plains Energy stock price If Great Plains Energy common stock price is at or below the reference price ($28.65), the mandatory convertible preferred stock will convert into 26.2mm common shares (maximum common shares issuable) If Great Plains Energy common stock price appreciates above the 20% conversion premium ($34.38), the mandatory convertible preferred stock will convert into 21.8mm common shares (minimum common shares issuable) If Great Plains Energy common stock price is between the reference price and the conversion price, the instrument will convert into a number of common shares equal to $750 million of value Credit Agency and Accounting Treatment 100% equity credit from Standard and Poor’s and Moody’s Accounted for as preferred equity on balance sheet Impact to income statement based on “if converted” method, using the more dilutive of either: 1) Treatment as preferred stock with (non-tax deductible) preferred dividend reducing net income to common 2) Treatment on an as converted basis with dilutive impact included in weighted average shares INVESTOR PRESENTATION 26

$750 million investment by OMERS de-risks financing of Westar acquisition Mandatory convertible preferred stock to receive 100% equity treatment from the rating agencies Long-dated capital commitment with terms locked-in at signing of M&A transaction Issuance contingent on closing of the M&A transaction; will fund concurrently with M&A close Reduces amount of equity capital to be raised in public financing markets Accounted for using “if converted” method, based on the more dilutive of either treatment as preferred stock or on an as converted basis Increase of common shares at conversion in 2020 (based on expected issuance in 2017) to be offset by extinguishment of preferred dividend As a result, while there will be additional shares of common stock outstanding following conversion, will not be dilutive to EPS relative to the impact of the instrument while outstanding As part of our total financing for the Westar acquisition, we plan on issuing to the public markets a mix of common stock and additional mandatory convertible preferred stock Mandatory convertible preferred stock will have the same structure as the security issued to OMERS and will have the same accounting and credit agency treatment Pricing terms will be based on market conditions and Great Plains Energy share price at the time of issuance Through the embedded conversion rate formula, a mandatory convertible preferred allows Great Plains Energy to issue fewer shares as our share price increases over the next three years. Overview of Mandatory Convertible Preferred, continued INVESTOR PRESENTATION 27

INVESTOR PRESENTATION ADDITIONAL INFORMATION 28 Additional Information and Where to Find It   This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Great Plains Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-212513), which was declared effective by the SEC, and a definitive joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, each of which is publicly available, and Great Plains Energy and Westar have filed and may file other documents regarding the proposed transaction with the SEC. Great Plains Energy and Westar have mailed to their respective shareholders the definitive joint proxy statement/prospectus in connection with the transaction. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION. Investors can obtain free copies of the Registration Statement and joint proxy statement/prospectus and other documents filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”   Participants in Proxy Solicitation   Great Plains Energy, Westar and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

INVESTOR PRESENTATION 29 Lori Wright Vice President – Corporate Planning, Investor Relations and Treasurer (816) 556-2506 lori.wright@kcpl.com Calvin Girard Senior Manager, Investor Relations (816) 654-1777 calvin.girard@kcpl.com contact information NYSE: Great Plains Energy (GXP) INVESTOR RELATIONS INFORMATION